Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-157351
Issuer Free Writing Prospectus, dated June 2, 2009
(Related to Preliminary Prospectus Supplement, dated June 2, 2009)
NRG Energy, Inc.
$700,000,000 aggregate principal amount of 8.50% Senior Notes due 2019
The issuer has filed a registration statement (including a prospectus) with the SEC to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the Preliminary Prospectus Supplement referenced below if you request it by calling toll-free 1-866-500-5408.
The following information supplements the Preliminary Prospectus Supplement, dated June 2, 2009, filed pursuant to Rule 424(b)(3) promulgated under the Securities Act, Registration Statement No. 333-157351.

Issuer:	NRG Energy, Inc.

Underwriters:	Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
Banc of America Securities LLC
BNP Paribas Securities Corp.
ING Financial Markets LLC
Natixis Bleichroeder Inc.
RBS Securities Inc.
TD Securities (USA) LLC
Wedbush Morgan Securities Inc.

Title of securities:	8.50% Senior Notes due 2019 (the “Notes”)

Aggregate principal amount offered:	$700,000,000 principal amount of Notes

Principal amount per bond:	$5,000

Price to Public:	98.348% of principal amount

Net proceeds to NRG, after Underwriters’ discount, but before other offering expenses:	$677,936,000

Underwriters’ discount:	1.50%

Estimated expenses of notes offering (not including Underwriters’ discount):	$300,000

Annual interest rate:
Coupon:	8.50%
Yield:	8.75%

Interest payment dates:	June 15 and December 15 of each year, commencing December 15, 2009

Record Dates:	June 1 and December 1

Maturity:	June 15, 2019

Optional Redemption:	At any time prior to June 15, 2012, NRG may on any one or more occasions redeem up to 35% of the aggregate principal amount of the Notes issued under the indenture at a redemption price of 108.5% of their principal amount, plus accrued and unpaid interest to the redemption date, with the proceeds of one or more equity offerings, subject to certain conditions set forth in the Preliminary Prospectus Supplement, dated June 2, 2009.

At any time prior to June 15, 2014, NRG may on any one or more occasions redeem all or a part of the Notes at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest, if any, to the redemption date, all as set forth in the Preliminary Prospectus Supplement, dated June 2, 2009.

On or after June 15, 2014, NRG may on any one or more occasions redeem all or a part of the Notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the Notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on June 15 of the years indicated below, subject to the

	rights of noteholders on the relevant record date to receive interest on the relevant interest payment date:

	2014	104.25%
	2015	102.83%
	2016	101.42%
	2017 (and thereafter)	100.00%

Ranking:	Senior unsecured

Trade date:	June 2, 2009

Settlement date:	June 5, 2009

CUSIP:	629377 BG6

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